Exhibit 99.1

China Sunergy Announces Fourth Quarter and Full-Year 2014 Financial Results

NANJING, China, June 12, 2014 - China Sunergy Co., Ltd. (NASDAQ: CSUN) (“China Sunergy” or “the Company”), a specialized solar cell and module manufacturer, today announced its financial results for the fourth quarter and full year ended December 31, 2014.

Mr. Tingxiu Lu, CEO of China Sunergy, commented, “I am pleased with the Company’s sharp turnaround in the fourth quarter. During the fourth quarter, we were able to increase module sales to China, improve manufacturing efficiency, and lower conversion cost, which combined to expand our gross margin by 790 basis points quarter-over-quarter.

Our ability to nimbly adapt to market conditions enabled us to quickly ramp up our overseas manufacturing base. I am delighted that our manufacturing plant in Turkey has grown stably since inception, as total revenue generated from Turkey grew to US$110.1 million in 2014 at a gross margin of 6.2%. We will continue to ramp up capacity utilization at our Turkey plant to serve the European market. We will also seek to duplicate our success in Turkey and migrate some of our existing capacities to other strategic geographies outside of China.”

Mr. Lu continued, “In 2015, we expect there will be robust demand for solar energy in China. The country is now deepening its commitments to lowering air pollution and reducing carbon emissions, and plans to boost the photovoltaic capacity by 19% to 17.8GW in 2015. We will continue to expand sales in China, as well as, explore BOT (build-operate-transfer) opportunities for small-to-mid-sized distributed solar power stations on the mainland. As we execute on our 2015 strategies, I expect our gross margin will improve and our customer base will be further diversified.”

Fourth Quarter 2014 Financial Highlights

Total revenue was US$126.7 million, an increase of 100.2% from US$63.3 million in the third quarter of 2014. Self-branded revenue totaled US$118.4 million and OEM revenue was US$7.4 million.

Shipments totaled 305.4MW, an increase of 121.6% (167.6MW) from 137.8MW in the third quarter of 2014. Module shipments including 61.5MW module processed under OEM arrangements were 218.9 MW. Cell shipments including 3.3MW cell processed under OEM arrangements were 86.5MW.

Average selling price (“ASP”) for the Company’s solar modules, excluding those processed under OEM arrangements, was US$0.59 per watt, a decrease of 6.3% from US$0.63 in the third quarter of 2014.

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Gross profit was US$5.2 million, and gross margin was 4.1%, compared with gross loss of US$2.4 million and gross margin of negative 3.8% in the third quarter of 2014.

Net loss attributable to ordinary shareholders was US$10.0million, compared with 25.6 million in the third quarter 2014.

Net loss attributable to ordinary shareholders per ADS was US$0.67, compared with US$1.73 in the third quarter of 2014.

Cash, cash equivalents and restricted cash totaled US$221.5 million, as of December 31, 2014.

Full Year 2014 Financial Highlights

Total revenue was US$341.1 million, an increase of 7.9% from US$316.2 million in the prior year. Self-branded revenue totaled US$316.7 million and OEM revenue was US$20.4 million.

Shipments totaled 767.8MW, an increase of 33.0% from 577.4 MW in the prior year. Module shipments including 110.4MW module processed under OEM arrangements were 531.1 MW Cell shipments including 69.0 MW cell processed under OEM arrangements were 236.7MW.

Average selling price (“ASP”) for the Company’s solar modules, excluding those processed under OEM arrangements, was US$0.63 per watt, an increase of 3.3% from US$0.61 in the prior year.

Gross profit was US$10.6 million, and gross margin was 3.1%, compared with gross profit of US$15.2 million and gross margin of 4.8% in 2013.

Net loss attributable to ordinary shareholders was US$56.1million, compared with US$50.6 million in 2013.

Net loss attributable to ordinary shareholders per ADS was US$4.08, compared to a net loss per ADS of US$3.7 in the prior year.

Fourth Quarter & Full-Year 2014 Financial Review

Total Revenue and Shipments

For the fourth quarter of 2014, total revenue was US$126.7 million, an increase of 100.0% from US$63.3 million in the third quarter of 2014, primarily driven by higher shipments from both modules and cells. Revenue for the full-year 2014 was US$341.1 million, an increase of 7.9% from US$316.2 in the prior year.

Total shipments for the fourth quarter of 2014 were 305.4MW, an increase of 167.6MW or 121.6% from 137.8MW in the prior quarter primarily driven by robust demand from China in the fourth quarter of 2014. Total module shipments, including module processed under OEM arrangement of 61.5MW were 218.9MW for the fourth quarter of 2014. Total cell shipments, including cell processed under OEM arrangement of 3.3MW, were 86.5MW for the fourth quarter of 2014.

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Total shipments in 2014 were 767.8MW, an increase of 190.4MW or 33.0% from 577.4MW in the prior year. Total module shipments, including module processed under OEM arrangement of 110.4MW were 531.1MW for the full year 2014. Total cell shipments, including cell processed under OEM arrangement of 69.0MW, were 236.7MW for the full year 2014.

Sales revenue generated from Asia accounted for 68.6% of total revenue in the fourth quarter of 2014, of which China and Japan accounted for 55.6% and 10.1% of total revenue, respectively. Sales to European markets represented 26.7% of total revenue in the fourth quarter 2014, of which France accounted for 19.8% of total revenue.

Driven by the robust demand from China and Japan, revenue generated from Asia accounted for 64.6% of the total revenue in 2014, compared with 49.7% of the total revenue in 2013.

ASP

ASP for the Company’s self-branded module for the fourth quarter was US$0.59 per watt, decreased by four cents or 6.3% from US$0.63 per watt in the previous quarter. The decrease in self-branded module ASP was primarily due to higher shipments to lower-priced regions. ASP for the Company's self-branded cell during the fourth quarter of 2014 was US$0.31 per watt, unchanged from the previous quarter.

The Company’s self-branded module ASP in 2014 was US$0.63 per watt, compared with US$0.61per watt in the prior year. The increase in module ASP was mainly attributable the gradual recovery of Photovoltaic industry in Chinese market. The Company’s self-branded cell ASP in 2014 increased to US$0.31 per watt, compared withUS$0.19 per watt in the prior year. The increase in cell ASP was mainly attributable to the Company producing and selling higher quality cells.

Wafer and Conversion Costs

Blended wafer costs in the fourth quarter of 2014 were US$0.22 per watt, two cents lower than that in the previous quarter. Conversion costs of cells and modules manufactured in the fourth quarter of 2014 were US$0.12 per watt and US$0.18 per watt, compared with US$0.16 per watt and US$0.21 per watt, respectively, in the prior quarter. The reduction of conversion costs for both cells and modules was mainly attributable to the higher capacity utilization and shipments in the fourth quarter as compared to the third quarter of 2014.

Blended wafer costs in the full year of 2014 were US$0.23 per watt, compared with US$0.22 per watt in 2013. Conversion costs of cells and modules for the full year of 2014 were US$0.14 per watt and US$0.20 per watt, respectively, compared to US$0.15 per watt and US$0.20 per watt, respectively, in 2013.

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Gross Profit and Gross Margin

Gross profit for the fourth quarter of 2014 was US$5.2 million, and gross margin was 4.1%, compared with gross loss of US$2.4 million and gross margin of negative 3.8% for the third quarter of 2014. The quarter-over-quarter increase in gross profit and gross margin was mainly driven by higher module shipments, which increased by 122.3%.

Gross profit for the full year of 2014 was US$10.6 million, and gross margin was 3.1%, as compared to gross profit of US$15.2 million and gross margin of 4.8% for the full year of 2013. The decrease in gross profit and gross margin was mainly due to lower shipments of self-branded modules. During 2014, the shipments of self-branded modules were 420.7MW, a decrease of 52.1MW as compared to 472.8MW in previous year, whereas the total shipments of cells were 236.7 MW, compared with 29.3 MW in the year of 2013.

Operating Expenses, Operating Profit/Loss and Net Income/Loss

Operating expenses decreased to US$8.0 million in the fourth quarter of 2014, from US$9.2 million in the third quarter of 2014. The decrease in operating expenses was primarily due to the sequential reductions in general and administration expenses. Bad debt provision for the fourth quarter of 2014 was US$0.9 million versus the bad debt provision of US$3.4 million in the previous quarter. In addition, the Company recorded a US$1.4 million impairment provision for its 5MW power project in the U.K in the third quarter of 2014.

Operating expenses totaled US$41.6 million in 2014, significantly decreased from US$52.4 million in 2013, which was primarily attributable to the decrease in general and administrative expenses and selling expenses. General and administration expenses decreased by $4.8 million to US$25.2 million in 2014 from US$30.0 million in 2013, mainly attributable to a reversal of bad debt provision of approximately US$4.8 million in 2014, compared with a bad debt provision of US$0.5 million in 2013, as well as effective control in transportation expense, rental expense and consulting expense. Selling expenses reduced by US$3.2 million to US$13.2 million in 2014, from US$16.4 million in 2013, as a result of combined savings in salary expense, consulting expense and insurance expense.

Loss from operations narrowed to US$2.8 million in the fourth quarter of 2014, and to US$31.0 million for full year 2014

Correspondingly, net loss attributable to ordinary shareholders was US$10.0million in the fourth quarter of 2014 and US$ 56.1 million for full year 2014.

Amount Due from Related Parties

Amount due from related parties totaled US$88.1 million as of December 31, 2014, an increase of US$14.1 million from US$74.0 million as of September 30, 2014.

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Amount Due to Related Parties

Amount due to related parties totaled US$9.1 million as of December 31, 2014, unchanged as compared to that in September 30, 2014.

Inventory

Inventories at the end of the fourth quarter of 2014 totaled US$52.9 million, a decrease of US$16.7 million from US$69.6 million in the prior quarter, driven by higher shipment during the fourth quarter of 2014.

Cash Position

As of December 31, 2014, the Company had cash and cash equivalents of US$42.1 million, and restricted cash of US$179.4 million.

Additional Company Updates Subsequent to Fourth Quarter 2014

China Sunergy entered into a supply agreement with Blue Sun, S.L.U, a Honduras based customer, with total volume of 10.5MW.

China Sunergy obtained government approval of developing a 20MW ground solar power station in Shangdong Province, China.

China Sunergy obtained government approval of developing two distributed power projects with 20MW each, in Erdos, Inner Mongolia Autonomous Region, China.

China Sunergy signs 81MW solar cells supply agreement with Solar Park Korea, further demonstrating the Company’s strong brand awareness and products presence in global market.

China Sunergy sold the second solar power project in the UK to a third party purchaser in January 2015. The Company constructed two solar power projects in the UK in 2012. These solar power projects were connected to the grid and begun to generate power in March and April,2013, respectively. The first solar power project, which was connected to the grid in March 2013, was sold in later 2013.

For the full-year 2015, the Company estimates total shipment, including OEM arrangements will range between 900MW to 1000 MW, an increase of 17% to 30% from full-year 2014.

This guidance is based on the current market conditions and reflects the Company's current and preliminary estimates of market and operating conditions and customer demand, which are all subject to change.

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About China Sunergy Co., Ltd.

China Sunergy Co., Ltd. (NASDAQ:CSUN) designs, manufactures and delivers high efficiency solar cells and modules to the world from its production centers based in China and Turkey. China Sunergy also invests in high potential solar projects. Founded in 2004, China Sunergy is well known for its advanced solar cell technology, reliable product quality, and excellent customer service.

For more information, please visit http://www.csun-solar.com.

Investor and Media Contacts:

China Sunergy Co., Ltd.

Wang Zhuo

Phone: + 86 25 5276 6696

Email: IR@chinasunergy.com

Asia Bridge Group Limited

Wendy Sun

Phone: + 86 10 8556 9033

Email: wendy.sun@asiabridgegroup.com

Safe Harbor Statement

This announcement may contain forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical facts in this announcement are forward-looking statements. These forward-looking statements are based on current expectations, assumptions, estimates and projections about the Company and the industry, and involve known and unknown risks and uncertainties, including but not limited to, the Company's failure to maintain its listing qualification due to, among other things, volatility in the Company's ADS price; the Company's ability to raise additional capital or renew existing bank borrowings as they become due to finance the Company's activities; the Company's customers' financial condition and creditworthiness, and their ability to settle accounts receivables; the effectiveness, profitability, and the marketability of its products; litigations and other legal proceedings, including any decisions by the US International Trade Committee and Department of Commerce on the petitions filed; the economic slowdown in China and elsewhere and its impact on the Company's operations; demand for and selling prices of the Company's products, execution of our strategy to expand into downstream solar power businesses, the future trading of the common stock of the Company; the ability of the Company to operate as a public company; the Company’s ability in maintaining its liquidity; the period of time for which its current liquidity will enable the Company to fund its operations; the Company's ability to protect its proprietary information; general economic and business conditions; the volatility of the Company's operating results and financial condition; the Company's ability to attract or retain qualified senior management personnel and research and development staff; future shortage or availability of the supply of raw materials; impact on cost-competitiveness as a result of entering into long-term arrangements with raw material suppliers and other risks detailed in the Company's filings with the Securities and Exchange Commission. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.

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The following financial information is extracted from the Company’s condensed consolidated financial statements for the respective periods.

China Sunergy Co., Ltd

Unaudited Condensed Consolidated Income Statement Information

(In US$’000, except ADS and per ADS data)

	For the 3 months ended
	Dec 31, 2014	Sep 30,2014	Dec 31, 2013

Total sales	126,651	63,252	125,496
Cost of goods sold	(121,444)	(65,649)	(118,934)
Gross profit	5,207	(2,397)	6,562
Operating expenses:
Selling expenses	(4,011)	(2,725)	(3,907)
General and administrative expenses	(2,788)	(5,657)	(8,910)
Research and development expenses	(1,232)	(855)	(1,071)
Total operating expenses	(8,031)	(9,237)	(13,888)
Income(loss) from operations	(2,824)	(11,634)	(7,326)
Interest expense	(6,854)	(7,082)	(9,190)
Interest income	1,208	1,668	1,521
Other income/(expenses), net	(2,061)	(9,478)	2,241
Changes in fair value of derivatives	-	-	0
Income(loss) before income tax	(10,531)	(26,526)	(12,754)
Income tax benefit(expense)	445	190	(565)
Net income(loss)	(10,086)	(26,336)	(13,319)
Less: non-controlling interest	(88)	(696)	(156)

Net income (loss) attributable to ordinary shareholders	(9,998)	(25,640)	(13,163)

Net income (loss) attributable to ordinary shareholders per ADS
Basic	($0.67)	($1.73)	($0.89)
Diluted	($0.67)	($1.73)	($0.89)

Weighted average ADS outstanding
Basic	14,849,292	14,849,292	14,849,292
Diluted	14,849,292	14,849,292	14,849,292

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China Sunergy Co., Ltd

Unaudited Condensed Consolidated Income Statement Information

(In US$’000, except ADS and per ADS data)

	For the year ended December 31
	2014	2013

Total sales	341,108	316,186
Cost of goods sold	(330,486)	(300,974)
Gross profit	10,622	15,212
Operating expenses:
Selling expenses	(13,168)	(16,416)
General and administrative expenses	(25,247)	(30,011)
Research and development expenses	(3,170)	(6,022)
Total operating expenses	(41,585)	(52,449)
Income(loss) from operations	(30,963)	(37,237)
Interest expense	(27,919)	(28,806)
Interest income	5,606	6,586
Other income/(expenses), net	(2,605)	8,975
Income(loss) before income tax	(55,881)	(50,482)
Income tax benefit(expense)	(614)	(1,127)
Net income(loss)	(56,495)	(51,609)
Less: non-controlling interest	(399)	(1,000)

Net income (loss) attributable to ordinary shareholders	(56,097)	(50,609)

Net income (loss) attributable to ordinary shareholders per ADS
Basic	($4.08)	($3.68)
Diluted	($4.08)	($3.68)

Weighted average ADS outstanding
Basic	13,741,542	13,741,542
Diluted	13,741,542	13,741,542

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China Sunergy Co., Ltd

Unaudited Condensed Consolidated Balance Sheet Information

(In US$’000)

	Dec 31,2014	Sep 30,2014	Dec 31,2013
Assets
Current Assets
Cash and cash equivalents	42,079	21,462	54,296
Restricted cash	179,396	182,347	194,196
Accounts receivable, net	60,322	58,089	82,146
Other receivable, net	19,310	24,793	21,497
Project assets	8,222	8,628	10,155
Inventories, net	52,883	69,593	44,658
Advance to suppliers, net	5,882	6,922	7,193
Amount due from related parties	88,048	74,025	83,987
Current deferred tax assets	2,076	2,411	1,922
Total current assets	458,218	448,270	500,050
Property, plant and equipment, net	226,800	228,105	223,624
Prepaid land use rights	23,374	23,516	27,885
Deferred tax assets	7,492	6,781	7,491
Long-term investment	1	1	-
Other long-term assets	5,007	5,123	5,603
Total assets	720,892	711,796	764,653

Liabilities and equity
Current liabilities
Short-term bank borrowings	377,205	356,826	340,255
Accounts payable	90,162	94,586	97,029
Notes payable	13,281	9,483	39,900
Accrued expenses and other current liabilities	18,315	22,859	20,140
Income tax payable	3,445	3,929	3,368
Amount due to related parties	9,121	9,116	11,798
Current deferred tax liability	-	-	6
Total current liabilities	511,529	496,799	512,496
Long-term debt	272,348	268,529	265,976
Long-term payables	367	365	-
Accrued warranty costs	22,418	21,285	20,129
Other liabilities	14,721	14,757	10,438

Total liabilities	821,383	801,735	809,039

Equity:
Ordinary shares: par value $0.0001; 463,247,600 shares authorized, 267,287,253 shares issued and outstanding as of December 31, 2013 and 240,701,253 issued and outstanding as of September 30, 2014 and December 31, 2014	24	24	24
Additional paid-in capital	185,367	185,367	185,367
Treasury shares (at par value)	3	3	3
Accumulated profit(deficit)	(321,293)	(311,295)	(265,196)
Accumulated other comprehensive income	35,909	36,511	36,071
Total equity attributable to China Sunergy Co. Ltd.	(99,990)	(89,390)	(43,731)
Non-controlling interests	(501)	(549)	(655)
Total equity	(100,491)	(89,939)	(44,386)
Total liabilities and equity	720,892	711,796	764,653

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	For the 3 months ended
	Sept 30, 2013	Jun 30, 2013	Sept 30, 2012

GAAP Gross Profit	1,726	6,661	392
Inventory Write Down	872	12	1,279
Non-GAAP Gross Profit	2,598	6,673	1,671

GAAP Net loss attributable to ordinary shareholders	(13,176)	(1,411)	(23,222)
Inventory Write Down	872	12	1,279
Bad Debts provision	1,271	(2,031)	12,320
Non-GAAP Net loss attributable to ordinary shareholders	(11,033)	(3,430)	(9,623)
Non-GAAP Net loss attributable to ordinary shareholders per ADS
Basic	($0.83)	($0.26)	($0.72)
Diluted	($0.83)	($0.26)	($0.72)

Weighted average ADS outstanding
Basic	13,372,292	13,372,292	13,372,292
Diluted	13,372,292	13,372,292	13,372,292

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